SECURIT  05040911 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Private Portfolio, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7534 La Jolla Blvd.
(No. and Street)

La Jolla, California 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Barba (858) 551-2071
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)


SEC MAIL
PROCESSING
RECEIVED
MAR 0 2 2005
WASH, D.C.
179
SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Barba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Portfolio, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


MARTHA BOMMARITO
Commission # 1334203
Notary Public - California
San Diego County
My Comm. Expires Dec 10, 2005

Notary Public

Signature

president

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRIVATE PORTFOLIO, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2004

PRIVATE PORTFOLIO, INC.

Table of Contents

Page

Independent Auditor's Report 1

Audited Financial Statements:

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Liabilities Subordinated to Claims of General Creditors 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Other Financial Information:

Supplemental Schedule - Computation of Net Capital Pursuant to Rule 15c3-1 8

Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a-5 9-10

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Private Portfolio, Inc.

We have audited the accompanying statement of financial condition of Private Portfolio, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Portfolio, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 10, 2005
San Diego, California

PRIVATE PORTFOLIO, INC.

Statement of Financial Condition

December 31, 2004

ASSETS

Cash	$147,345
Deposits with clearing organization	252,311
Commission receivable	6,189
Prepaid expenses and other assets	5,900
Furniture and equipment, less accumulated depreciation of $18,437	17,714
	$429,459

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$150,222
Stockholder's equity	
Common stock, 100,000 shares authorized	131,816
Additional paid-in capital	60,000
Retained earnings	87,421
Total stockholder's equity	279,237
	$429,459

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Income

Year Ended December 31, 2004

Revenues	
Commissions	$1,501,801
Administration fees and other	375,259
Interest and dividends	4,054
	1,881,114
Expenses	
Commissions and clearing charges	1,478,807
Compensation and employee benefits	258,878
Office supplies and printing	25,314
Rent	11,651
Taxes, licenses, and registration fees	11,213
Travel and entertainment	8,009
Telephone and postage	7,094
Depreciation	5,341
Information services	4,703
Outside services	4,620
Dues and subscriptions	2,610
Interest	2,145
Other	6,123
	1,826,508
Net income	$ 54,606

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2004

	Common Stock		*Additional Paid-in*	*Retained*
	Shares	*Amount*	*Capital*	*Earnings*
Balance, beginning of year	1,000	$131,816	$ -	$ 67,815
Distributions	-	-	-	(35,000)
Net income	-	-	-	54,606
Balance, end of year	1,000	$131,816	$60,000	$ 87,421

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2004

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 54,606
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	5,341
Changes in operating assets and liabilities	
Deposits with clearing organization	(13,405)
Commissions receivable	(6,189)
Prepaid expenses and other assets	(1,100)
Accounts payable and accrued liabilities	16,871
Net cash from operating activities	56,124
Cash flows from investing activities	
Capital expenditures	(5,538)
Cash flows from financing activities	
Distributions	(35,000)
Net increase in cash	15,586
Cash, beginning of year	131,759
Cash, end of year	$ 147,345
Supplemental disclosure of cash flow information:	
Interest paid	$ 2,145
Income taxes paid	$ 800

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Private Portfolio, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Investments. Marketable securities are stated at market value, based on quoted market prices. Non-marketable securities are stated at cost.

Furniture and Equipment. Furniture and equipment is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally 5-7 years).

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholder, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2004 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2004.

2. LEASE COMMITMENT

Operating Lease. The Company leases its offices under a long-term operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Future minimum lease commitments under the non-cancelable operating leases are as follows:

Year ending December 31:	
2005	$12,324
2006	6,252
	$18,576

3 NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2004 was 0.59 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2004, the Company had net capital of $255,623 was $155,623 in excess of the amount required by the SEC.

4 RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

5. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2004, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

PRIVATE PORTFOLIO, INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2004

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$279,237	$283,462	$(4,225)
Less non-allowable assets			
Prepaid expenses and other assets	(5,900)	(5,900)	-
Furniture and equipment	(17,714)	(21,855)	4,141
Net capital	$255,623	$255,707	$ (84)
Total aggregate indebtedness	$150,222	$143,949	$ 6,273
Ratio of aggregate indebtedness to net capital	0.59	0.56	
Minimum net capital required	$100,000	$100,000	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2004 result primarily from audit adjustments to accumulated depreciation and accounts payable.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Private Portfolio, Inc.:

In planning and performing our audit of the financial statements of Private Portfolio, Inc. (the "Company") for the period ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

February 10, 2005
San Diego, California